UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: December 11, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com
For immediate release
December 11, 2007
METHANEX PROGRESSES DME PROJECT IN EGYPT
Within weeks of the start-up of its joint venture dimethyl ether (DME) plant in China, Methanex has executed a Memorandum of Understanding for the development of a similar plant in Egypt. This new plant will have a capacity of 200,000 tonnes of DME per year and will consume approximately 300,000 tonnes per year of methanol.
The Egyptian DME joint venture will include Methanex and XinAo Group (Methanex’s DME joint venture partner in China) as minority participants, with the government owned Egyptian Petrochemicals Holding Company (Echem) holding the majority interest. Echem is also a 12% participant in the EMethanex methanol joint venture currently under construction in Egypt.
Bruce Aitken, President and CEO of Methanex, commented, “The development of this DME project in Egypt demonstrates further progress towards two of our key strategic objectives. First, it expands Methanex’s relationship with Echem, underlining our commitment to support host country objectives, such as energy supply. And second, it reinforces our conviction that methanol has an exciting growth opportunity in the energy sector, which we are pursuing.”
Mr. Aitken added, “Egypt is a significant importer of LPG, and the DME produced will be blended into the domestic LPG supply for use in homes, thus decreasing the country’s reliance on LPG imports.”
Michael Macdonald, Methanex’s Senior Vice President, Corporate Development, who is also responsible for the Company’s activities in Egypt, remarked, “The DME project will be located adjacent to Methanex’s joint venture methanol plant currently under construction at Damietta, on Egypt’s Mediterranean Coast. This plant is expected to employ the same design and technology deployed in China and provided by XinAo Group, a leading energy provider in China.”
Mr. Macdonald continued, “We are very pleased that XinAo, our joint venture partner in China, will join us in this DME project in Egypt. XinAo’s technology and experience in the DME industry in China will facilitate the successful implementation of this project.”
DME is a methanol derivative with properties similar to liquefied petroleum gas (LPG). It can be blended with LPG up to approximately 20 percent weight without any need to change delivery infrastructure or the applications where it is burned, such as home heating and cooking. While the market for DME blending into LPG for domestic purposes is already large, applications are being developed for DME as a replacement for diesel fuel in the transport sector, notably in Japan, where demonstration projects are already underway.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600